SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMETHODS, INC.

(Name of subject company (Issuer))

SOFTWARE AG
SOFTWARE AG, INC.

WIZARD ACQUISITION, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	94768C108
(Title of class of securities)	(CUSIP number of class of securities)

Jochen Deuse

General Counsel

Software AG

Uhlandstrasse 12

64297 Darmstadt, Germany

Telephone: (011) 49-6151-92-0

Copy to:

Peter Douglas

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$519,670,874	$15,954

(1)

Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares of common stock of webMethods, Inc. to be purchased pursuant to the tender offer at the tender offer price of $9.15 per share of common stock.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$15,954	Filing Party:	Software AG, Software AG, Inc. and Wizard Acquisition, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	April 18, 2007

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 to Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Software AG USA”), and Wizard Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Software AG USA (the “Purchaser”). This Amendment relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of webMethods, Inc., a Delaware corporation (the “Company”), at $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 7.  Source and Amount of Funds or Other Consideration.

1.             Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is hereby amended and supplemented by adding the following paragraph to the end thereof:

“On May 16, 2007, Parent entered into a facility agreement (the “Facility Agreement”) with Commerzbank, as sole bookrunner; Commerzbank, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Landesbank Hessen Thüringen Girozentrale, Deutsche Bank Aktiengesellschaft, Sal. Oppenheim Jr. & Cie KGaA and IKB Deutsche Industriebank AG  (Filiale Luxemburg), as arrangers and original lenders; and Commerzbank International S.A., as agent.  The Facility Agreement provides that the Acquisition Financing will be unsecured (unless Parent elects to have one of its subsidiaries act as borrower, in which case the Acquisition Financing will be guaranteed by Parent), will mature in planned increments beginning December 30, 2007 and ending December 30, 2011, and will bear interest at a rate per annum equal to the sum of (i) the European Interbank Offered Rate (or the London Interbank Offered Rate, in the event that Parent elects to borrow the Acquisition Financing in U.S. dollars), (ii) a margin that will initially be equal to 0.65% (the “Initial Margin”) and that will subsequently range between 0.50% to 0.90% depending on the ratio of Parent’s net debt to its earnings before interest, taxes, depreciation and amortization (“EBITDA”) and (iii) certain additional costs of the lenders associated with requirements of the Bank of England, the U.K. Financial Services Authority and/or the European Central Bank, as applicable.  The Facility Agreement also provides that the lenders will be entitled to an annual commitment fee equal to 35% of the Initial Margin on the unused portion of the committed loan amount during certain periods.  In addition, Commerzbank will be entitled to a customary arrangement fee in its capacity as sole bookrunner, and Commerbank International S.A. will be entitled to a customary agency fee in its capacity as agent.  The lenders’ commitment to fund the Acquisition Financing is subject to the condition that there be no material adverse effect on Parent or its ability to perform and comply with its obligations in respect of the Acquisition Financing.  The Facility Agreement contains representations, warranties and covenants customary to agreements of this nature, including a covenant regarding the maintenance by Parent of a minimum ratio of net debt to EBITDA and covenants restricting guarantees and loans made by Parent’s subsidiaries, the incurrence of indebtedness by Parent’s subsidiaries, sales of assets and mergers and similar business combination transactions (other than the Merger).

A copy of the Facility Agreement is filed as Exhibit (b)(2) to our Tender Offer Statement on Schedule TO.  Reference is made to such exhibit for a more complete description of the terms and conditions of the Acquisition Financing.”

       As disclosed in Section 10 of the Offer to Purchase, funds borrowed under the Facility Agreement will be used to purchase Shares validly tendered in the Offer and to complete the proposed merger between Purchaser and the Company.

Item 12.   Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 18, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on April 18, 2007 in The Wall Street Journal.*

(b)(1)	Additional commitment letter of Commerzbank Aktiengesellschaft dated April 20, 2007.*

(b)(2)	Facility Agreement dated May 16, 2007.

(d)(1)	Agreement and Plan of Merger, dated April 4, 2007, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(2)

Tender and Support Agreement, dated April 4, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto (incorporated by reference to Exhibit 2.2 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(3)	Confidentiality Agreement, dated January 30, 2007, by and between Parent and the Company.*

(d)(4)	Amendment to Confidentiality Agreement, dated March 5, 2007, by and between Parent and the Company.*

(g)	None.

(h)	None.

*	Previously Filed.

Item 13.   Information Required by Schedule 13 E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2007

SOFTWARE AG

By:	/s/ Jochen Deuse	/s/ Markus Lehnert
	Jochen Deuse	Markus Lehnert
	General Counsel	VP Mergers & Acquisitions